ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 31, 2016

VIA FEDEX AND EDGAR

Re:	Party City Holdco Inc.
Form 10-K for the fiscal year ended December 31, 2015
Filed March 14, 2016
File No. 001-37344

Jennifer Thompson, Accounting Branch Chief

Lisa Sellars, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Thompson and Ms. Sellars:

On behalf of Party City Holdco Inc. (the “Company”), we are hereby providing the following responses to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 29, 2016 related to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015. To assist your review, we have presented the text of the Staff’s comment in italics below. The responses and information described below are based upon information provided to us by the Company.

Form 10-K for the fiscal year ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 38

1.	Please revise your discussion of results of operations to provide more insight to your investors on the underlying causes of increases or decreases in the components of net income. When you identify intermediate causes of changes in revenues, such as an increase in transaction dollar size or transaction count, please provide your readers with insight into the underlying drivers of those changes. As another example, on page 39 you explain that the increase in international wholesale sales reflects higher sales of party goods in Australia and Europe. Please explain why sales increased in Australia and Europe.

Party City Holdco Inc.

Response to Comment 1: The Company confirms that in future filings it will include additional disclosure of the underlying causes of increases or decreases in the components of net income, beginning with its quarterly report on Form 10-Q for the quarter ended September 30, 2016.

In response to the Staff’s question above regarding why sales increased in Australia and Europe, the Company notes the following:

•	The higher sales of party goods in Australia principally relate to the success of a new store-in-store program with a large mass merchandiser. That program started during the second quarter of 2015.

•	The higher sales of party goods in Europe relate to several factors, including the expansion of the Company’s latex and metallic balloon programs with several customers and increased sales of private label and solid-colored product.

To the extent applicable to the Company’s period-to-period-comparisons, it will include the foregoing information in future filings. The Company notes that the higher sales of party goods in Australia and Europe were immaterial to the Company’s 2015 total revenues, representing less than 1% of 2015 total revenues.

Exhibits 31.1 and 31.2

2.	We note that paragraph 1 of your Section 302 Certification states that the principal executive and financial officers have reviewed this quarterly report on Form 10-K. Please confirm that referring to the report as a quarterly report was an error and you meant your annual report on Form 10-K. Please ensure that future certifications appropriately identify the report with which they are filed.

Response to Comment 2: The Company confirms that the reference to the quarterly report on Form 10-K was an error and the Company meant its annual report on Form 10-K. The Company will ensure that future certifications appropriately identify the report with which they are filed.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to call me at 617-235-4961 or Michael R. Littenberg at 212-596-9160 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Thomas J. Danielski

Thomas J. Danielski

cc:	Michael A. Correale

Michael R. Littenberg